UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

METRIS COMPANIES INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

591598 10 7

(CUSIP Number)

HSBC FINANCE CORPORATION

(Name of Persons Filing Statement)

HSBC Finance Corporation
2700 Sanders Rd
Prospect Heights, IL 60070
Attention: Patrick D. Schwartz
Tel. No. (847) 564-6301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Name of Reporting Person: HSBC FINANCE CORPORATION		I.R.S. Identification Nos. of above persons (entities only): 86-1052062

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 45,053,541(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,053,541(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 43.5%

14.	Type of Reporting Person (See Instructions): CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement. The number of shares reported as being beneficially owned by the Reporting Person are calculated on an as-converted basis, based on the shares of Preferred Stock (defined below) held by the Stockholders (defined below).

1

Item 1. Security and Issuer.
The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the “Shares”) of Metris Companies Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10900 Wayzata Boulevard; Minnetonka, Minnesota 55305-1534.
Item 2. Identify and Background.
The name of the person filing this statement is HSBC Finance Corporation, a company incorporated under the laws of Delaware (the “Reporting Person”), which is an indirect wholly owned subsidiary of HSBC Holdings plc, a public limited company incorporated under the laws of England and Wales.
The address of the principal place of business and the principal office of the Reporting Person is 2700 Sanders Rd; Prospect Heights, IL 60070. The principal business of the Reporting Person is providing banking and financial services. Information as to the executive officers and directors of the Reporting Person is set forth in Schedule I hereto.
On March 18, 2003, Household International, Inc. (“Household”) ( the predecessor in interest to the Reporting Person), without admitting or denying any wrongdoing, agreed to the entry by the Securities and Exchange Commission of a consent order pursuant to Section 21C of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) relating to its prior public disclosures that described certain of its loan restructuring and other account management policies. The Commission’s findings in the order found certain prior descriptions of such restructuring and other account management policies were incomplete or inaccurate in violation of Sections 10(b) and 13(a) of the Exchange Act, and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. Under the order, Household agreed to cease and desist from any further violations of these provisions. The order did not impose any fines or monetary damages or require Household to restate any of its financial statements.
During the last five years, neither the Reporting Person, nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described above in this Item 2, during the last five years, neither the Reporting Person, nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On August 4, 2005, the Reporting Person entered into a Stockholder Agreement (the “Stockholder Agreement,” described in Item 6 below and attached hereto as Exhibit 1) with Thomas H. Lee Equity Fund IV, LP; Thomas H. Lee Foreign Fund IV, LP; Thomas H. Lee Foreign Fund IV-B, LP; Thomas H. Lee Investors Limited Partnership; Thomas H. Lee Charitable Investment L.P.; 1997 Thomas H. Lee Nominee Trust; David V. Harkins; The 1995 Harkins Gift Trust; Scott A. Schoen; C. Hunter Boll; Scott M. Sperling; Anthony J. DiNovi; Thomas M. Hagerty; Warren C. Smith, Jr.; Seth W. Lawry; Kent R. Weldon; Terence M. Mullen; Todd M. Abbrecht; Charles A. Brizius; and Scott Jaeckel (the “Stockholders”) with respect to the Metris’ Series C Preferred Stock (“Preferred Stock”) that such Stockholders own of record, own beneficially, and/or otherwise have voting control over. No Shares or Preferred Stock were purchased by the Reporting Person pursuant to the Stockholder Agreement, and thus no funds were used for such purpose.
Item 4. Purpose of Transaction.
     On August 4, 2005, the Issuer, the Reporting Person and HSBC Corporation I, a Delaware corporation and wholly owned subsidiary of the Reporting Person (the “Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement,” attached hereto as Exhibit 2). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, the Merger Subsidiary will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). At the effective time of the Merger, the Issuer will become a wholly owned subsidiary of the Reporting Person. Immediately following the Merger, the Issuer’s subsidiary, Direct Merchants Credit Card Bank, National Association, will be merged with and into HSBC Bank Nevada, N.A., a wholly owned subsidiary of the Reporting Person.
In connection with the Merger Agreement, the Reporting Person entered into the Stockholder Agreement with the Stockholders described in Item 6 below. The Stockholders have given an irrevocable proxy to the Reporting Person to vote in favor of the Merger and the Merger Agreement. These shares represent approximately 43.5 percent of the voting rights of Metris stockholders.
The summaries of the Merger Agreement and the Stockholder Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Stockholder Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.
Except for the transactions contemplated by the Merger Agreement and the Stockholder Agreement and as set forth above, the Reporting Person does not have any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) As a result of the Stockholder Agreement, the Reporting Person may be deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own 45,053,541 Shares, representing, for the purposes of Rule 13d-3, approximately 43.5% of the outstanding shares of voting stock of the Issuer. The Reporting Person, however, hereby disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this statement.
Except as set forth in this Item 5(a), the Reporting Person does not beneficially owns any Shares.
(b) Except to the extent that it may be deemed to by virtue of the Stockholder Agreement, the Reporting Person does not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.
The Reporting Person may be deemed in certain circumstances, as more fully described in Item 6, to have the shared power with the Stockholders to vote 45,053,541 Shares. However, the Reporting Person (i) is not entitled to any rights as a shareholder of the Issuer as to the Shares that are subject to the Stockholder Agreement and (ii) disclaims any beneficial ownership of the Shares which are covered by the Stockholder Agreement.
(c) Except for the execution and delivery of the Stockholder Agreement and Merger Agreement, the Reporting Person has not effected any transaction in the Shares during the past 60 days.
(d) Not applicable
(e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to the Stockholder Agreement, each of the Stockholders has agreed that, until the termination of the Stockholder Agreement, at any meeting of the stockholders of the Issuer, and in any action by written consent of the stockholders of the Issuer, such Stockholders will vote, or cause to be voted, all of their respective voting interests (i) in favor of adoption of the Merger Agreement and approval of the merger (the “Merger”) contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to the Stockholders, and (ii) against any Acquisition Proposal (as defined in the Merger Agreement). In connection therewith, the Stockholders agreed to irrevocably and unconditionally waive any rights of appraisal, any dissenters’ rights and any similar rights that such Stockholders might have in connection with the Merger.

The Stockholder Agreement further provides that the Stockholders irrevocably appoint the Reporting Person, and any individual designated in writing by it, as their proxy and attorney-in-fact (with full power of substitution) to vote their voting interests at any meeting of the stockholders of the Issuer called with respect to any of the matters specified in, and in accordance and consistent with, the Stockholder Agreement. Such irrevocable proxy granted under the Stockholder Agreement shall automatically terminate upon the termination of the Stockholder Agreement.
The Stockholder Agreement will automatically terminate upon the earliest to occur of (a) the Effective Time (as defined in the Merger Agreement), or (b) any termination of the Merger Agreement in accordance with its terms. The foregoing summary is qualified by reference to the text of the Stockholder Agreement, a copy of which is filed herewith as Exhibit 1.
Item 7. Material To Be Filed As Exhibits.
Exhibit    Description
1.            Merger Agreement dated as of August 4, 2005, by and among Metris Companies Inc., HSBC Finance Corporation and HSBC Finance Corporation I (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed August 4, 2005).
2.            Stockholder Agreement dated as of August 4, 2005, by and among HSBC Finance Corporation and the stockholders listed therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 4, 2005).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HSBC FINANCE CORPORATION,

By: /s/ P. D. Schwartz
Name: Patrick D. Schwartz
Title: Vice President, Deputy General Counsel — Corporate
& Assistant Secretary

Dated: August 12, 2005

Schedule 1
DIRECTORS AND EXECUTIVE OFFICERS OF HSBC FINANCE CORPORATION
     The name, business address, and present principal occupation or employment of each of the directors and executive officers of HSBC Finance Corporation are set forth below. Unless otherwise indicated, the business address of each such director or executive officer is HSBC Finance Corporation; 2700 Sanders Road; Prospect Heights, IL 60070. All the directors and executive officers listed below are U.S. citizens, except for J. Dudley Fishburn and A. W. Jebson, each of whom is a citizen of the United Kingdom.

Name and Business Address	Present Principal Occupation or Employment

Siddharth N. Mehta	Director, Chairman and CEO, HSBC Finance Corporation

W. R. P. Dalton	Director, HSBC Finance Corporation

Gary G. Dillon	Director, HSBC Finance Corporation

J. Dudley Fishburn	Director, HSBC Finance Corporation
The Old Rectory
Englefield, Theale
Reading
Berkshire RG7 5EP
United Kingdom

Cyrus F. Freidheim, Jr.	Director, HSBC Finance Corporation

Robert K. Herdman	Director, HSBC Finance Corporation

A. W. Jebson	Group Chief Operating Officer, HSBC Holdings plc
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

George A. Lorch	Director, HSBC Finance Corporation

Laree M. Renda	Executive Vice President, Safeway Inc.
Safeway Inc.
5918 Stoneridge Mall Rd.
Pleasanton, CA 94588

Sandra L. Derickson	Vice Chairman, HSBC Finance Corporation

Steven B. Gonabe	Executive Vice President – Administration, HSBC Finance Corporation

David D. Gibbons	Senior Executive Vice President – Chief Risk Officer, HSBC Finance Corporation

Kenneth H. Robin	Senior Executive Vice President-General Counsel & Corporate Secretary, HSBC Finance Corporation

Schedule 1

Simon C. Penney	Senior Executive Vice President and Chief Financial Officer, HSBC Finance Corporation

James B. Kauffman	Executive Vice President – Policy & Compliance, HSBC Finance Corporation

Andrew C. Armishaw	Group Executive — Chief Information Officer, HSBC Finance Corporation

Beverley A. Sibblies	Senior Vice President — Chief Accounting Officer, HSBC Finance Corporation

Patrick A. Cozza	Group Executive, HSBC Finance Corporation

Thomas M. Detelich	Group Executive, HSBC Finance Corporation

James C. Faulkner	Group Executive, HSBC Finance Corporation

Adrian R. Hill	Group Executive, HSBC Finance Corporation

Walter G. Menezes	Group Executive, HSBC Finance Corporation

John J. Haines	Managing Director – Auto Finance, HSBC Finance Corporation

Joseph W. Hoff	Managing Director- Retail Services, HSBC Finance Corporation

Loren J. Klug	Vice President & Managing Director – Strategy & Development, HSBC Finance Corporation